

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 2, 2005


05006251

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
2 March 2005 (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

2 March 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

PROGRESS REPORT- WELDER RANCH WELL

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

The Welder Ranch well is currently waiting on cement prior to drilling ahead from the liner point at 11,000 feet to evaluate deeper objectives between 12,000 and 13,500 feet.

The operator has requested that further data reporting be limited until such time as the well has been drilled to total depth and evaluated at which point the operator proposes to make data available for release to the market.

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au